

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via E-mail
Mr. David P. Cedro
Senior Vice President, Chief Accounting Officer,
Treasurer and Corporate Secretary
EPL Oil & Gas, Inc.
201 St. Charles Ave., Suite 3400
New Orleans, Louisiana 70170

> **Re:** **EPL Oil & Gas, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 7, 2013**
> **File No. 001-16179**

Dear Mr. Cedro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business, page 2

Oil and Natural Gas Reserves, page 6

1.   We note the Company does not provide separate disclosure of natural gas liquid (NGL) reserves, NGL production quantities or the average sales price per unit of NGL produced in the filing on Form 10-K. The staff considers natural gas liquids to be a separate product type under Items 1202(a)(4) and 1204 of Regulation S-K. Please expand the tables on pages 7, 8, 40 and 80 to provide that information either by providing a separate column or by providing footnote disclosure.

2.   Please expand the disclosure in footnote 2 on page 7 to clarify that the prices used as of December 31, 2010, 2011 and 2012 are after applying adjustments such as noted elsewhere on page 50 in reference to the computation of the standardized measure of discounted future net cash flows.

3.   Please refer to the disclosure requirements under Item 1203(b) of Regulation S-K and revise your disclosure to provide a reconciliation of the material changes in the net quantities of your proved undeveloped reserves that occurred during 2012. The reconciliation should address such changes as the revisions of previous estimates, extensions/discoveries, acquisitions/divestitures, improved recovery and those proved undeveloped reserves, if any, converted to proved developed reserves during the year. Also expand your disclosure to provide a narrative explanation of such changes.

4.   Further to the previous comment, please include in your disclosure the total dollar amounts of the capital expenditures incurred to convert those proved undeveloped reserves, if any, to proved developed during the year. Please refer to the disclosure requirements under Item 1203(c) of Regulation S-K.

5.   Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2012 will not be developed within five years since your initial disclosure of these reserves. Also, please clarify your disclosure in this regard and if applicable provide an explanation for the specific circumstances for any material amounts of proved undeveloped reserves that remain undeveloped for five years or more after initial disclosure. Please refer to the disclosure requirements under Item 1203(d) of Regulation S-K.

6.   Please expand your disclosure here or obtain and file amended Exhibits 99.1 and 99.2 to provide the qualifications of the technical person of the third party engineering firm primarily responsible for the preparation of the reserves as disclosed in the filing on Form 10-K.

Acreage, page 9

7.   We note from the disclosure on page 9 that a significant percentage of the Company's net undeveloped acreage will expire over the period from 2013 through 2017. Please tell us the extent to which you have assigned any proved undeveloped reserves as of December 31, 2012 to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include any such locations, please expand your disclosure here or in an appropriate section elsewhere within your filing to explain the steps which would be necessary to extend the time to expiration of such leases.

Notes to Consolidated Financial Statements, page 60

Supplementary Oil and Natural Gas Disclosures-(Unaudited), page 79

8.   Please expand your disclosure of the changes in net quantities of proved reserves to include an appropriate explanation of the significant changes relating to extensions and discoveries for the periods ending 2011 and 2012 to comply with FASB ASC paragraph 932-235-50-5.

9.   Please expand your disclosure to quantify your proved undeveloped reserves as of December 31, 2010, 2011 and 2012 to comply with the presentation requirements set forth in FASB ASC paragraph 932-235-50-4.

Exhibit 99.1

10.   We note the disclosure in Exhibit 99.1 which states "oil reserves shown include crude oil, condensate and natural gas liquids." Please obtain and file a revised reserves report to provide separate disclosure of natural gas (NGL) reserves and the average realized price of per barrel of NGLs. The staff considers natural gas liquids to be a separate product type under Items 1202(a)(4) and 1204 of Regulation S-K and should be reflected as such in the third party's disclosures under Items 1202(a)(8)(ix) and 1202(a)(8)(v), respectively of Regulation S-K.

Exhibit 99.2

11.   The reserves report does not include certain disclosure required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to include the following information in order to satisfy your filing obligations.

- The purpose for which the report was prepared (Item 1202(a)(8)(ii)).

- The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).

- The proportion of the Company's total proved reserves covered by the report (1202(a)(8)(iii)).

- The realized prices by product type for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director